September 30, 2005

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:      EXFO ELECTRO-OPTICAL ENGINEERING INC.
         FORM 20-F FOR THE FISCAL YEAR ENDED AUGUST 31, 2004
         FILED JANUARY 14, 2005
         FILE NO. 0-30895

Dear Ms. Crane,

We have taken note of your comments raised in the review of our fiscal 2004 Annual Report on Form 20-F. Please find below our responses to each matter that you raised.

FORM 20-F FOR THE PERIOD ENDED AUGUST 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 43

NET LOSS AND PRO-FORMA NET LOSS, PAGE 61

1. PLEASE REFER TO PRIOR COMMENT 1. WE REFERENCE THE PRO-FORMA PRESENTED ON PAGE 62. THE OBJECTIVE OF PRO-FORMA FINANCIAL INFORMATION IS TO PROVIDE INVESTORS WITH INFORMATION ABOUT CONTINUING IMPACT OF A TRANSACTION BY SHOWING SPECIFIC TRANSACTION (OR GROUP OF TRANSACTIONS) MIGHT HAVE AFFECTED FINANCIAL STATEMENTS, ILLUSTRATING THE SCOPE OF THE CHANGE IN YOUR FINANCIAL POSITION AND RESULTS OF OPERATIONS. YOU HAVE ELECTED TO PRESENT CERTAIN PRO-FORMA DATA WITHIN MD&A. THIS PRESENTATION DOES NOT COMPLY WITH THE PURPOSE OF THE RULES OF ARTICLE 11 OF REGULATION S-X OR WITH FRC 202.02. SPECIFICALLY, THE INFORMATION REFLECTS A HYBRID APPROACH TO ACCOUNTING FOR YOUR OPERATIONS THAT IS NOT IN ACCORDANCE WITH GAAP. THE STAFF BELIEVES THAT THIS INFORMATION WILL CONFUSE INVESTORS.

IN ADDITION, IT IS NOT AN APPROPRIATE WAY TO MEASURE YOUR RESULTS OF OPERATIONS UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. AS PREVIOUSLY NOTED YOUR PRESENTATION DOES NOT COMPLY WITH ITEM 10(E)(II)(B) OF REGULATION S-K AND QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP MEASURE. YOU MAY NOT ADJUST NON-GAAP FINANCIAL MEASURES TO ELIMINATE OR SMOOTH ITEMS IDENTIFIED AS NON-RECURRING, INFREQUENT OR UNUSUAL, WHEN THE NATURE OF THE CHARGE OR GAIN IS SUCH THAT IT IS REASONABLY LIKELY TO RECUR WITHIN TWO YEARS OR THERE WAS A SIMILAR CHARGE OR GAIN WITHIN THE PRIOR TWO YEARS. PLEASE REVISE FUTURE FILINGS AS NECESSARY.

We took note of your comments about the use of our pro-forma net earnings
(loss) and pro-forma net earnings ( loss) per share and will revise future MD&A accordingly.

While we continue to believe that the pro-forma net earnings (loss) and pro-forma net earnings (loss) per share information is meaningful supplemental financial measure of our overall performance and is used by investors and analysts as an indicator of our performance and to compare our performance with our peers who do use such non-GAAP information on the same basis, we will refrain from disclosing and discussing pro-forma net earnings (loss) and pro-forma net earnings (loss) per share in our future MD&A.


2. IN THIS REGARD, WE NOTE IN YOUR RESPONSE THAT PRO-FORMA NET LOSS AND PRO-FORMA NET LOSS PER SHARE ARE "THE PRIMARY FINANCIAL MEASURE USED BY YOUR MANAGEMENT." PLEASE TELL US WHY THE ADJUSTEMENTS REFLECTED IN YOUR NON-GAAP MEASURES ARE NOT CONSISTENT WITH THE MEASUREMENT PRINCIPLES YOU USE TO ASSESS SEGMENT PERFORMANCE PURSUANT TO SFAS 131. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING YOUR RESPONSE.

We use pro-forma net loss and pro-forma net loss per share measures, with the sole objective to measure and benchmark the overall performance of our business and not the performance of the segments of our business. The "chief operating decision maker" relies primarily on segment profit as a basis for making decisions about allocating resources to the segments and assessing their performance.

3. WE ALSO NOTED THAT YOU PRESENT AND DISCUSS ADJUSTED GROSS MARGIN IN YOUR RESULTS OF OPERATIONS, A NON GAAP MEASURE, WHICH EXCLUDES THE IMPACT OF EXCESS OR OBSOLETE INVENTORIES. IN FUTURE FILINGS, PLEASE REVISE MD&A TO DISCLOSE AND QUANTIFY THE IMPACT ON YOUR GAAP RESULTS. FOR EXAMPLE, YOU COULD INDICATE THAT THE DECREASE IN GROSS PROFIT REFLECTED THE IMPACT OF WRITE-OFFS AND OBSOLETE INVENTORIES OF X%.

We took note of your comments and will revise future filings accordingly.

I trust that these responses meet your requirements. Should you wish to discuss this matter in further details, please don't hesitate to contact me at
(418) 683-0211.


Sincerely,


/s/ Pierre Plamondon
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Pierre Plamondon, CA
Vice-President, Finance and Chief Financial Officer